FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____





JOINT PRESS RELEASE

GOLD FIELDS LIMITED
AND
SINO GOLD LIMITED

GOLD FIELDS AND SINO GOLD JOIN FORCES TO GROW IN CHINA

Sydney and Johannesburg, 23 November 2006: Sino Gold Limited (Sino Gold) (ASX: SGX) and Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) are pleased to announce the formation of a major new strategic alliance, combining Sino Gold's proven and recognised operational, development and business capabilities in China with the technical, financial and human resources expertise of Gold Fields, the world's fourth largest gold company.

The strategic alliance will:

- Introduce Gold Fields as the largest shareholder in Sino Gold through the placement of 6.5 million ordinary shares, at a price of $5.58 per share, taking Gold Fields' total shareholding in Sino Gold to 27,708,020 million shares or 17.4% of the company's expanded total issued share capital;
- Create a dedicated new, 50:50 jointly owned and funded, group to target and explore China for projects that meet Gold Fields' benchmark "rule of fives" criteria: resources of at least 5,000,000 ounces of gold and production capacity of approximately 500,000 ounces of gold per annum;
- Integrate Gold Fields' existing exploration assets and personnel in China into Sino Gold which, in terms of the strategic alliance, will in future conduct all of Gold Fields' exploration activity in China; and
- Provide Sino Gold access to the technical expertise and training programs of Gold Fields.

Ian Cockerill, chief executive officer of Gold Fields, said:

"This strategic alliance represents the next logical step in the developing relationship between Gold Fields and Sino Gold, our long standing partner in China. It provides Gold Fields with the ability to strengthen and accelerate its exploration efforts for large, high quality, long life assets in a highly prospective region of the world."

"China is a key strategic region for Gold Fields and combining our technical, financial and human resources expertise with Sino Gold's proven commercial and operational track record in China, will create a stronger partnership to deliver on our mutual exploration and development objectives," added Cockerill.

The strategic alliance will explore primarily for porphyry, high-sulphidation epithermal or sediment-hosted disseminated orogenic style gold mineralisation. These styles of mineralisation are not currently the focus of Sino Gold's exploration program in China.

Jake Klein, chief executive officer of Sino Gold, said: "We are very pleased that a company of Gold Fields' calibre has chosen Sino Gold as its exploration and development vehicle in China. The combination of Gold Fields, the world's 4th largest gold producer, and Sino Gold, the largest foreign gold producer in China, is both compelling and powerful. The exploration focus introduced through this alliance is a significant addition to, and separate from, Sino Gold's current exploration program."

"This strategic alliance will provide additional funding and expertise to further accelerate our exploration in order to discover and develop multi-million ounce deposits in China, in styles of deposits that Sino Gold has to date not been targeting. The structure of the alliance provides the shareholders of both companies with a very powerful vehicle to participate in the discovery of world-class gold deposits in China," said Klein.

Klein continued: "This strategic alliance, combined with Sino Gold's upcoming secondary listing on the Hong Kong Stock Exchange, will provide the ideal platform to grow and develop Sino Gold into China's leading gold company."

The companies have signed a binding Heads of Agreement, the key terms of which are the following:
- A new entity will be formed which will be equally funded by both parties. This is to be a wholly separate entity from Sino Gold's other business development teams in China;
- All of China is included, except for Sino Gold's projects around the Laizhishan Dome area near Jinfeng and White Mountain;

- The exploration undertaken by the new entity will be managed by Sino Gold;

- Gold Fields will manage the development and operation of any new projects resulting from the alliance that meet the agreed Gold Fields benchmark criteria;

- Sino Gold has the right to properties which do not meet the criteria referred to above; and

- Processes to facilitate technical co-operation have been defined, such as the exchange of technical information and personnel.

As part of this strategic alliance, the parties have agreed that:

- Subject to the approval of the Foreign Investment Review Board (FIRB) of Australia, Sino Gold will place 6.5 million shares at a 7.5% premium to its 10 Day VWAP share price with Gold Fields, increasing Gold Fields' ownership of Sino Gold from 13.9% to 17.4%;

- Gold Fields will nominate a director to the Sino Gold board;

- Subject to any regulatory approvals required, Gold Fields will be entitled to pro-rata participation in future Sino Gold equity issues, so that Gold Fields' holding in the Company is not diluted; and

- Gold Fields' will transfer all of its existing assets and joint ventures in China into the new entity for an amount to be agreed.

-ends-

About Gold Fields
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, DIFX, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified. For further information visit the Gold Fields website: www.goldfields.co.za

About Sino Gold
Sino Gold has been active in China since 1996. Its Jianchaling Mine produced approximately 450,000 ounces of gold from 1998 to 2006. The Company is now developing the Jinfeng Mine in Guizhou Province that is expected to commence commercial gold production in the March 2007 quarter. With resources of 4.0 million ounces and reserves of 2.9 million ounces, Jinfeng will be a major, long-life operation.
Sino Gold has demonstrated capability to gain approvals for, and to successfully develop, gold projects in China. Sino Gold is a growth gold company that is actively pursuing a discovery and acquisition strategy. With a "first mover" advantage, it holds a strong competitive position in China. Visit www.sinogold.com.au for further information on Sino Gold.

ENQUIRIES:

Gold Fields:

Media:	**Willie Jacobsz**	
	+27 11 644 2460	
Investor relations:	**Nerina Bodasing**	**Cheryl Martin**
	+27 11 644 2630	**+303 796-8683**

Sino Gold:
Jake Klein on +61 2 8259 7000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 24 November 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs